SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of May 17, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


Press Contacts:
Huawei Technologies Co., Ltd.
Fu Jun
Tel: +86-755-28787530
Fax: +86-755-28787276
E-mail: fujun@huawei.com

Marconi Corporation plc:
David Beck
Tel: +44 207 306 1490
Email: david.beck@marconi.com


             MARCONI AND HUAWEI SIGN MUTUAL DISTRIBUTION AGREEMENT

   Agreement centres on portfolio of Huawei data communications products and
                      Marconi's microwave radio & services

London & Shenzhen, China - 17 May 2005 - Marconi Corporation plc (London: MONI and NASDAQ: MRCIY) and Huawei Technologies Co. Ltd. today announced that, as anticipated in the press release of 31 January 2005, they have now signed a mutual distribution agreement.

Under the agreement, which follows the memorandum of understanding signed before, the two companies will resell parts of each other's product portfolio. Marconi will resell Huawei's carrier-class data communications products to telco services providers only under an OEM model or other model as agreed by both companies. Huawei will resell Marconi's microwave radio, including next-generation microwave radio equipment, and associated network services for Huawei's wireless network projects.

The two companies have agreed to a process wherein they will leverage their respective sales and marketing teams' capabilities and regional strengths on an account-by-account basis to bring products and support services to as many customers as possible. The partnership will offer customers more flexibility, choice and support. It will also ensure more rapid integration of next-generation technology and products as well as network solutions that are optimised for customers' businesses.

"Combining our core development strengths with the additional reach and product capabilities of Huawei, coupled with a comprehensive service wrap allows us to address customer needs with a strong and compelling solution for their next-generation networks," said Marconi Chief Technology and Information Officer Andy Evans. "Both partners will also benefit as it creates new market opportunities for their respective product lines."

"Following the spirit of the cooperation and agreements the two parties have already achieved, Huawei expects further cooperation with Marconi. We will draw on each party's strengths to provide customers with more competitive solutions and services," said Fei Min, Executive Vice President, Huawei Technologies.

Under the agreement, Marconi will resell a full range of Huawei data communications products to telco service providers only, for example, the Quidway NetEngine and AR series. The extended portfolio will complement and augment a suite of data communications products that Marconi currently develops and sells, including the ASX, TNX and BXR multiservice switching and routing platforms.

Marconi will become one of Huawei's microwave radio partners. Huawei will gain access to Marconi's trunk and access microwave radio products and services, including its next-generation AXR radio platform and associated network management software. Marconi's wireless consultancy and professional services have also been officially accredited by Huawei's Asia Pacific Regional Division.

Marconi and Huawei have already started to pursue joint business opportunities on Huawei's data communications products and Marconi's microwave in various regions around the world.

Discussions are also continuing regarding joint product development in several areas which will enable the two companies to enhance their competitive position by leveraging R&D resource and technologies. The initial emphasis will be on developing products that address the global European Telecommunications Standards Institute (ETSI) market. Discussions are also underway for the European accreditation by Huawei of Marconi's full suite of telco services for both fixed and mobile applications. Details will be communicated once these agreements have been finalised.


ENDS/...



About Huawei Technologies Co., Ltd.
Huawei Technologies is a global telecommunications and networking company that delivers long-term value and potential growth to its customers. The company is dedicated to providing innovative and customized equipment, services and solutions based on its deep understanding of customers' needs and demands. Huawei's product portfolio covers wireless product line (UMTS, cdma2000, GSM/ GPRS/EDGE, WiMAX, etc.), network product line (NGN, xDSL, optical network, data communications, etc.), value added services (intelligent network, CDN/SAN, wireless data, etc.), and terminals.

Currently, Huawei has around 24,000 employees, and is serving over 300 telco operators, including 22 of the world's top 50 operators. Huawei's products have been deployed in more than 90 countries worldwide. Its contract sales in 2004 reached US$5.58 billion.

For more information, please visit http://www.huawei.com

About Marconi Corporation plc
Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching, broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2005 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 17 May, 2005